TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Benjamin Ampudia, CFO
011-525-55-629-8704
benjamin.ampudia@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2016 FINANCIAL RESULTS
(In Mexican Pesos)

2016 First-Quarter Results Include:
•	Revenues of $838.3 million, an increase of 17.5 percent year over year
•	Consolidated EBITDA of $293.1 million, an increase of 13.9 percent year over year
•	Free cash flow of $119.1 million
•	Maritime fleet utilization of 85.8 percent

(Mexico City, April 28, 2016) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the first quarter of 2016.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, "Oil industry conditions and prices have necessitated Pemex to reduce its budget, affecting all industry participants in Mexico. However, Grupo TMM continues to focus on strategies to reduce costs, develop new projects that will diversify its investments, strengthen its balance sheet and implement mechanisms to mitigate liquidity risks amid the current market situation. We believe the oil industry will stabilize in the long term, enabling an improvement in the domestic market.

FIRST-QUARTER 2016 OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, consolidated revenues in the 2016 first quarter increased 17.5 percent, mainly due to higher revenues at the Maritime segment.

Year over year, first-quarter 2016 consolidated operating profit increased $35.9 million, or 35.9 percent.

In the 2016 first quarter, other income net was $1.1 million compared to 2015 first-quarter other income net of $16.1 million, mainly attributable to proceeds from the sale of assets.

First-quarter 2016 consolidated EBITDA was $293.1 million compared to $257.2 million for the same period last year.

Free cash flow was $119.1 million in reported quarter compared to $83.4 million for the same period last year.

Compared to the same period last year, first-quarter 2016 Maritime revenues grew 18.2 percent, or $114.2 million, due mainly to higher revenues of 66.1 percent in product tankers attributable to 100 percent fleet utilization, 12.6 percent in chemical tankers mainly due to improved average freight rates, 13.3 percent in shipyard attributable to the amount and type of service, and 11.5 percent in offshore.

Comparing the 2016 first quarter with the same period of 2015, Maritime operating profit increased 44.0 percent from $127.8 million to $184.1 million, mainly attributable to higher revenues in all businesses, particularly in product tankers of $52.1 million due to better utilization, as well as in chemical tankers of $10.2 million from improved average freight rates, partially offset by higher costs in the offshore segment.

First-quarter 2016 Maritime EBITDA increased 20.4 percent to $336.5 million compared to $279.5 million in the same period of 2015. First-quarter 2016 EBITDA margin was 45.3 percent.

Ports and Terminals revenues increased 15.7 percent, or $77.3 million, in the 2016 first quarter over the same period of 2015, primarily attributable to higher revenues in Tampico due to an increase in steel volume, in agencies due to improved average rates, as well as at maintenance and repair operations due to higher volumes of containers.

Ports and Terminals operating profit increased 20.9 percent in the 2016 first quarter year over year, to $14.3 million from $11.8 million, principally attributed to improved results in Agencies due to higher average rates, as well as an increase in volume at the Tampico terminal.

Ports and Terminals EBITDA increased 11.4 percent to $17.4 million in the 2016 first quarter compared to the same period of 2015. First-quarter 2016 Ports and Terminals EBITDA margin was 22.5 percent.

DEBT
As of March 31, 2016, TMM’s total net debt was $9,823.6 million. Of TMM’s total debt, $524.6 million, or 4.9 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 03/31/16	As of 12/31/15
Mexican Trust Certificates (1)	$9,923.3	$9,752.6
Other Corporate Debt	878.9	927.7
Total Debt	$10,802.2	$10,680.3
Cash	978.6	1,045.4
Net Debt	$9,823.6	$9,634.9
*Book Value
(1) 20-year term, non-recourse to the Company, rated “AA” by HR Ratings de México, rate of 5.79 percent (TIIE +2.45).

*Coverage Analysis: Grupo TMM, S.A.B. coverage analysis information:
•	Grupo Bursátil Mexicano (GBM) www.gbm.com.mx - Rodrigo Garcilazo Carreón

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	March 31,	December 31,
	2016	2015

Current assets:
Cash and cash equivalents	978.6	1,045.4
Accounts receivable
Accounts receivable - Net	1,258.7	1,048.4
Other accounts receivable	184.3	191.6
Prepaid expenses and others current assets	171.8	124.0
Non-current assets held for sale	197.2	194.2
Total current assets	2,790.7	2,603.6
Property, machinery and equipment	9,396.6	9,538.6
Cumulative Depreciation	(661.8)	(517.8)
Property, machinery and equipment - Net	9,396.6	9,538.6
Other assets	263.4	273.8
Total assets	12,450.6	12,416.1

Current liabilities:
Bank loans and current maturities of long-term liabilities	524.6	684.7
Suppliers	264.7	279.0
Other accounts payable and accrued expenses	494.0	486.5
Liabilities directly associated with non-current assets held for sale	101.6	107.7
Total current liabilities	1,384.9	1,558.0
Long-term liabilities:
Bank loans	586.5	320.9
Trust certificates debt	9,691.1	9,674.6
Other long-term liabilities	214.7	211.2

Total long-term liabilities	10,712.0	10,426.3
Total liabilities	12,096.8	11,984.3

Total stockholders´ equity	353.8	431.8

Total liabilities and stockholders´ equity	12,450.6	12,416.1
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended
	March 31,
	2016	2015

Maritime	742.5	628.3
Ports and Terminals	77.3	66.8
Corporate and others	18.5	18.5
Revenue from freight and services	838.3	713.7

Maritime	(406.0)	(348.8)
Ports and Terminals	(60.0)	(51.2)
Corporate and others	(18.2)	(18.2)
Cost of freight and services	(484.2)	(418.2)

Maritime	(152.4)	(151.7)
Ports and Terminals	(3.1)	(3.8)
Corporate and others	(1.8)	(1.9)
Depreciation and amortization	(157.3)	(157.3)

Corporate expenses	(62.1)	(54.4)
Maritime	184.1	127.8
Ports and Terminals	14.3	11.8
Corporate and others	(1.5)	(1.5)
Other (expenses) income - Net	1.1	16.1
Operating Income	1353.8	99.9
Financial (expenses) income - Net	(193.7)	(193.4)
Exchange gain (loss) - Net	(4.0)	3.1
Net financial cost	(197.8)	(190.3)
Loss before taxes	(62.0)	(90.4)
Provision for taxes	(0.7)	(0.5)

Net loss before discontinuing operations	(62.8)	(90.9)
Loss from discontinuing operations	(15.3)	(21.5)
Net loss for the period	(78.0)	(112.4)

Attributable to:
Minority interest	0.3	0.1
Equity holders of GTMM, S.A.B.	(78.4)	(112.5)

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(0.8)	(1.1)

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(0.8)	(1.1)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended
	March 31,
	2016	2015

Cash flow from operation activities:
Net loss before discontinuing operations	(62.8)	(90.9)
Charges (credits) to income not affecting resources:
Depreciation & amortization	176.4	176.6
Other non-cash items	181.8	200.4
Total non-cash items	358.2	377.0
Changes in assets & liabilities	(294.7)	(68.1)
Total adjustments	63.5	308.9
Net cash provided by operating activities	0.7	218.1

Cash flow from investing activities:
Proceeds from sales of assets	-	11.1
Payments for purchases of assets	(4.5)	(50.1)
Net cash used in investment activities	(4.5)	(39.0)

Cash flow provided by financing activities:
Short-term borrowings (net)	(6.7)	(60.4)
Repayment of long-term debt	(54.9)	(267.6)
Proceeds from issuance of long-term debt	-	30.0
Net cash used in financing activities	(61.5)	(298.0)
Exchange losses on cash	(1.4)	3.6
Net decrease in cash	(66.7)	(115.3)
Cash at beginning of period	1,045.4	743.0
Cash at end of period	978.6	627.8
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.